Exhibit 99
	For Release:	May 9, 2024

	Investor Contact:	Vince Meyer
218-723-3952
NEWS		vmeyer@allete.com

ALLETE, Inc. reports first quarter 2024 earnings

DULUTH, Minn. - ALLETE, Inc. (NYSE: ALE) today reported first quarter 2024 earnings of 88 cents per share on net income of $50.7 million. Last year’s first quarter results were $1.02 per share on net income of $58.2 million. Net income in 2024 includes interim rate refund reserves of 7 cents per share due to Minnesota Power’s rate case settlement, a 6 cent per share negative impact due to warmer winter weather, and 2 cents per share of transaction expenses related to the recently announced merger.

“I am proud of our entire ALLETE team, working diligently on many fronts to execute our Sustainability in Action strategy. We are pleased that Minnesota Power worked collaboratively to reach a balanced resolution to settle the current rate case with all intervening parties, which is subject to approval by the Minnesota Public Utilities Commission,” said ALLETE Chair, President, and Chief Executive Officer Bethany Owen. “In addition, Minnesota Power’s requests for proposals for new solar and wind projects are progressing as planned, ALLETE Clean Energy has begun taking advantage of the Inflation Reduction Act with the sale of production tax credits in the second quarter, and New Energy Equity is executing on its strategy and robust pipeline of projects.”

ALLETE’s Regulated Operations segment, which includes Minnesota Power, Superior Water, Light and Power and the Company’s investment in the American Transmission Company, recorded first quarter 2024 net income of $44.2 million, compared to $40.6 million in the first quarter a year ago. Net income at Minnesota Power was higher primarily due to the implementation of interim rates, net of reserves. Interim rates went into effect on January 1, 2024, and as a result of the rate case settlement, Minnesota Power recorded a reserve of $3.9 million after-tax for the interim rate refund.

ALLETE Clean Energy recorded first quarter 2024 net income of $3.8 million compared to $8.5 million in 2023. Earnings in 2024 reflect impacts from a forced network outage near its Caddo wind energy facility as well as a transformer outage at its Diamond Springs wind energy facility. These decreases were partially offset by lower operating and maintenance expense.

Corporate and Other businesses, which include New Energy, BNI Energy, ALLETE Properties and our investments in renewable energy facilities, recorded net income of $2.7 million in the first quarter of 2024, compared to net income of $9.1 million in 2023. Net income in 2024 reflects lower earnings from Minnesota solar projects as investment tax credits were recognized in 2023, as well as higher income tax and interest expense as compared to 2023. Net income in 2024 also included transaction expenses of $1.2 million after-tax, or 2 cents per share, related to the merger entered into on May 5, 2024, with Canada Pension Plan Investment Board and Global Infrastructure Partners.

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

“Results for the first quarter of 2024 reflect several items not in our original 2024 guidance, including warmer weather negatively impacting sales to residential and commercial customers and the implementation of interim rate reserves as a result of the rate case settlement," said ALLETE Senior Vice President and Chief Financial Officer Steve Morris. “Excluding these items, results for our Regulated Operations segment were well ahead of our internal expectations. New Energy's financial results were as expected in the first quarter of 2024. ALLETE Clean Energy’s results were lower than our expectations due to lower wind resources and availability, as well as an extended third-party network outage and a transformer outage at ALLETE Clean Energy’s wind energy facilities in Oklahoma.”

Cancellation of Q1 Earnings Conference Call

In light of the announced merger agreement with Canada Pension Plan Investment Board and Global Infrastructure Partners, ALLETE has cancelled its earnings conference call previously scheduled for May 9, 2024, at 10 a.m. Eastern time.

ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power of Wisconsin, ALLETE owns ALLETE Clean Energy, based in Duluth, BNI Energy in Bismarck, N.D., New Energy Equity in Annapolis, MD, and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com. ALE-CORP

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

ALLETE, Inc.
Consolidated Statement of Income
Millions Except Per Share Amounts - Unaudited

	Three Months Ended
	March 31,
	2024	2023
Operating Revenue
Contracts with Customers – Utility	$338.3	$312.6
Contracts with Customers – Non-utility	63.7	251.0
Other – Non-utility	1.3	1.3
Total Operating Revenue	403.3	564.9
Operating Expenses
Fuel, Purchased Power and Gas – Utility	133.5	118.6
Transmission Services – Utility	22.7	20.1
Cost of Sales – Non-utility	24.4	210.5
Operating and Maintenance	91.7	85.7
Depreciation and Amortization	65.0	62.3
Taxes Other than Income Taxes	18.7	19.4
Total Operating Expenses	356.0	516.6
Operating Income	47.3	48.3
Other Income (Expense)
Interest Expense	(20.4)	(19.3)
Equity Earnings	5.5	6.0
Other	8.6	4.1
Total Other Expense	(6.3)	(9.2)
Income Before Income Taxes	41.0	39.1
Income Tax Expense	4.0	1.5
Net Income	37.0	37.6
Net Loss Attributable to Non-Controlling Interest	(13.7)	(20.6)
Net Income Attributable to ALLETE	$50.7	$58.2
Average Shares of Common Stock
Basic	57.6	57.3
Diluted	57.7	57.3
Basic Earnings Per Share of Common Stock	$0.88	$1.02
Diluted Earnings Per Share of Common Stock	$0.88	$1.02
Dividends Per Share of Common Stock	$0.705	$0.68

Consolidated Balance Sheet
Millions - Unaudited

	Mar. 31,	Dec. 31,		Mar. 31,	Dec. 31,
	2024	2023		2024	2023
Assets			Liabilities and Equity
Cash and Cash Equivalents	$32.0	$71.9	Current Liabilities	$260.8	$377.6
Other Current Assets	401.2	396.2	Long-Term Debt	1,772.4	1,679.9
Property, Plant and Equipment – Net	5,009.1	5,013.4	Deferred Income Taxes	195.0	192.7
Regulatory Assets	409.0	425.4	Regulatory Liabilities	564.0	574.0
Equity Investments	333.1	331.2	Defined Benefit Pension and Other Postretirement Benefit Plans	135.4	160.8
Goodwill and Intangibles – Net	155.4	155.4	Other Non-Current Liabilities	268.0	264.3
Other Non-Current Assets	264.8	262.9	Redeemable Non-Controlling Interest	0.5	0.5
			Equity	3,408.5	3,406.6
Total Assets	$6,604.6	$6,656.4	Total Liabilities, Redeemable Non-Controlling Interest and Equity	$6,604.6	$6,656.4

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

	Three Months Ended
ALLETE, Inc.	March 31,
Income (Loss)	2024	2023
Millions
Regulated Operations	$44.2	$40.6
ALLETE Clean Energy	3.8	8.5
Corporate and Other	2.7	9.1
Net Income Attributable to ALLETE	$50.7	$58.2
Diluted Earnings Per Share	$0.88	$1.02

Statistical Data
Corporate
Common Stock
High	$63.69	$66.64
Low	$55.86	$57.88
Close	$59.64	$64.37
Book Value	$48.95	$47.38

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipal
Residential	306	321
Commercial	338	347
Industrial	1,798	1,658
Municipal	125	128
Total Retail and Municipal	2,567	2,454
Other Power Suppliers	757	696
Total Regulated Utility Kilowatt-hours Sold	3,324	3,150

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipal Electric Revenue
Residential	$46.7	$42.4
Commercial	47.4	44.0
Industrial	158.5	143.4
Municipal	9.0	8.9
Total Retail and Municipal Electric Revenue	261.6	238.7
Other Power Suppliers	40.0	35.9
Other (Includes Water and Gas Revenue)	36.7	38.0
Total Regulated Utility Revenue	$338.3	$312.6

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802